www.linkedin.com/in/
garryjohnsoniii (LinkedIn)
www.bisonventure.partners
(Company)

Top Skills

Customer Service
Microsoft Office
Microsoft Word

Languages

English

Certifications

Human Resources: Diversity
Recruiting
Design Thinking: Venture Design
Franchise Management
Risk-Taking for Leaders
Listening to Customers

Honors-Awards

Shawn & Sheryl McCall Award for
Entrepreneurial Promise
National Science Foundation (NSF)
I-Corps Site
Siegfried Award for Entrepreneurial
Leadership
HBCU.vc Pitch Competition Winner
Hen Hatch Pitch Competition 2nd
Place Winner

Garry Johnson III

Award-Winning Entrepreneurial Leader
Philadelphia, Pennsylvania, United States

Summary

I'm an award winning startup founder and nationally recognized ecosystem builder working to build a more inclusive and equitable innovation economy. I've been recognized as a Delaware Business Times 40 Under 40 honoree, HBCU.vc & Hen Hatch Pitch Competition Winner, StartupAfrica Youth Entrepreneur of the Year, Siegfried Award Recipient, in addition to receiving many other accolades. I enjoy sharing my views as an innovation activist in op-eds, such as "Delaware Business Community, You're Officially on Notice." published in Technical.ly Delaware.

I received my B.S. in Exercise Science, as well as a M.S. in Entrepreneurship & Design, from the University of Delaware. While currently teaching as an adjunct entrepreneurship professor at UD, I'm also pursuing my MBA at Howard University.

I'm the Founder & President of First Founders Inc., a 501(c)(3) organization on a mission to lower barriers to entry and increase the likelihood of success in the innovation ecosystem. Our organization helps early-stage entrepreneurs launch successful startups through our accelerator programs, community support, and access to resources. The First Founders community currently includes more than 200+ entrepreneurs from around the world, and we've helped them raise $500k+ in non-dilutive funding.

My startup experience includes launching an award-winning fintech startup which provided solutions in small business lending & personal financial management. My fintech experience led me to graduating from Dorm Room Fund's inaugural Blueprint Project.

Nationally, my entrepreneur support experience ranges from advising teams in National Science Foundation's I-Corps programs, mentoring startups in Backstage Capital's Philadelphia Accelerator, and supporting the launch of the BH Ventures Accelerator in Houston, Texas.

Experience

Bison Venture Partners
Founder & Managing Partner
September 2021 - Present (3 years 8 months)
Wilmington, Delaware, United States

We partner with small businesses, technology startups, and investment firms to build pathways to wealth and create sustainable community impact. Our primary focus is to advise on profitable growth strategies, improve investment readiness, and provide meaningful access to capital. Through our collective impact, we aim to be a leading force for equitable change in an increasingly diverse world.

BVP Coffee Co.
Founder & CEO
October 2021 - Present (3 years 7 months)
Philadelphia, Pennsylvania, United States

BVP Coffee Co. provides single origin coffee and unique blends from all around the world. We bring communities together through stories of global travel, entrepreneurship, and collaboration. Our premium beans & unique blends from around the world are roasted fresh the day they ship!

In our mission to invest in the next generation, we donate $1 from each bag sold to support students attending Historically Black Colleges & Universities (HBCUs).

The Ghetto VC
Author
January 2024 - Present (1 year 4 months)

The Ghetto VC is a step-by-step guide on building an abundance mindset, and investing like a venture capitalist. Author, Garry Johnson III, is an award-winning entrepreneur, adjunct professor, angel investor, and startup advisor. To date, Garry has mentored hundreds of entrepreneurs, raised capital from 160+ investors, and built an investment portfolio including 800+ private companies. Through The Ghetto VC, Garry outlines his thought process & investment strategy, while sharing accessible resources to help everyday people build wealth for themselves.

First Founders Inc.

Founder & President

January 2019 - Present (6 years 4 months)
Newark, Delaware, United States

First Founders Inc., a 501(c)(3) organization, is on a mission to lower barriers to entry and increase the likelihood of success in the innovation ecosystem by creating access to educational programming, relevant networks, and funding opportunities where entrepreneurs from diverse backgrounds are challenged to meet their full potential and equipped with the resources necessary to thrive.

Our organization is a proud inaugural member of both the 'Building an Equitable Future Initiative' by Village Capital and Black Innovation Alliance, as well as the Techstars Access program.

University of Delaware

3 years 10 months

NSF I-Corps Program Manager

March 2024 - Present (1 year 2 months)
Newark, Delaware, United States

Plan and manage the execution of 3 regional training cohorts per year. This includes managing the
recruitment/screening/onboarding process, session logistics and reporting.

Serve as an instructor or mentor for at least 1 regional training cohort per year.

Plan and manage the execution of at least 3 outreach or pipeline building events/programs each
year, including at least 2 events to be hosted in partnership with minority serving organizations. This includes managing the recruitment/registration process, session logistics and reporting.

Help to provide guidance and support to I-Corps teams at the conclusion of the regional training
program with respect to the best next steps for their ventures, including engagement with Horn's
external mentors, participation in workshops, and application to the National I-Corps program.

Lead efforts to provide training and support to exceptional undergraduates and recent alumni who

are pursuing tech-based ventures through participation in Horn's Summer Founders program,
thereby ensuring their exposure to, and accomplishment of I-Corps learning objectives.

Adjunct Professor Of Entrepreneurship
July 2021 - Present (3 years 10 months)
Newark, Delaware, United States

Introduction to Entrepreneurship (ENTR/BUAD350) focuses on understanding the basic concepts, tools, and practices of entrepreneurship and the development of entrepreneurial skills. The entrepreneurial process (opportunity recognition, resource marshaling, and team building driven by communication, creativity, and leadership) and business planning are emphasized.

Backstage Capital
3 years 8 months

Stakeholder
January 2022 - Present (3 years 4 months)

Apprentice
September 2021 - February 2022 (6 months)

Less than 10% of all venture capital deals go to Women, People of Color, and LGBT founders. Other VCs may see this as a pipeline problem. For years, we have seen it as the biggest opportunity in investment. Backstage Capital has invested in more than 180 companies led by underrepresented founders.

Cap Table Coalition
Venture Scout
July 2021 - Present (3 years 10 months)

The Cap Table Coalition is made up of high-growth startups, VC firms, and emerging fund managers who want to work to close the racial wealth gap. If you are an underrepresented investor or a founder looking to pledge, join us! https://captablecoalition.com/

Inspired by the Act One Diversity Rider and Finix's fundraising efforts to diversify startup cap tables, we're working to make it as easy as possible for everyone to join the movement.

Black Innovation Alliance
Member (First Founders Inc.)
March 2021 - Present (4 years 2 months)

The Black Innovation Alliance (BIA) is an entity comprised of support organizations that serve Black innovators. We are on a mission to ensure that Black ownership is increasing through equitable participation in the innovation economy.

The innovation economy, which is largely carried out through entrepreneurship and technological advancement, will continue to drive economic growth in both our nation and our world.

BIA exists to strengthen the ecosystem that cultivates Black entrepreneurs, innovators, and creative technologists. It brings together support organizations leading work in this space and is the first of its kind.

We are experts on what our community needs in order to obtain fair and equitable access to the innovation economy, and we enlist those who wish to direct resources towards Black economic empowerment to trust our collective voice and invest in OUR VISION for what is necessary and sufficient.

Bubble
Immerse Founder In Residence
October 2020 - December 2020 (3 months)

Bubble's Immerse pre-accelerator for Black and Afro-Latinx founders launched in September 2020 and hundreds of great founders applied. These ten founders stood out because of their passion for solving problems, understanding of their market, and need for a product that they can bring to their eagerly waiting customers.

70% of cohort members identify as female; our founders span geographies including Ghana, Canada, and U.S. states like Texas, Maryland, and Michigan. They're building businesses across industries, including fintech, health & wellness, beauty, diversity & inclusion, travel, international shipping, recruiting, and consumer tech.

Dorm Room Fund
Blueprint Project Graduate
March 2019 - May 2019 (3 months)
Greater New York City Area

Born out of a desire to scale the impact of minority founders in the startup ecosystem, Dorm Room Fund's Blueprint Project is a 9-week program in New York City supporting underrepresented founders of color.

DRF is a student-run venture fund backed by First Round Capital, investing in startups where at least one person on the founding team is a student (undergraduate or graduate). The investment team is run by student leaders, entrepreneurs, and innovators across the country.

———

Education

Howard University
Master of Business Administration - MBA Candidate · (August 2021 - May 2026)

University of Delaware
Master of Science - M.S., Entrepreneurship & Design · (2017 - 2018)

University of Delaware
Exercise Science - B.S., Kinesiology and Exercise Science · (2013 - 2017)